

November 18, 2010

Via U.S. Mail

Mr. Jonathan D. Wasserman, Esq.
EGI Acquisition Parent, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606

> **Re:** **Rewards Network Inc.**
> **Schedule TO-T/13E-3**
> **Filed by EGI Acquisition, L.L.C., EGI Acquisition Parent, L.L.C. ,**
> **KMJZ Investments, L.L.C. and Chai Trust Company, LLC**
> **Filed on November 8, 2010**
> **File No. 005-35435**

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given as to whether the Significant Affiliated Stockholders are engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. Each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any additional filing persons. For example, include a statement as to whether each person believes the Rule 13e-3

transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of SEC Release No. 34-17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those currently presented, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Offer to Purchase

Background, page 12

2.   We note your reference to an Orderly Liquidation Appraisal received by you on November 5, 2010. You do not appear to have provided the disclosure required by Item 1015 and Item 1016 of Regulation M-A with respect to this appraisal. Please make these disclosures or provide us with your analysis as to why those provisions are inapplicable. Refer to Question 117.06 of the Compliance and Disclosure Interpretations relating to Going Private Transactions.

The Recommendation by the Special Committee and the Board of Directors of Rewards, page 18

3.   You have stated your belief as to the fairness of the transaction to security holders who are not affiliated with the Offeror Group. Please express all statements with regard to fairness with reference to the unaffiliated security holders of the issuer. See Item 1014(a) of Regulation M A.

4.   A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 of SEC Release No. 34-17719 (April 13, 1981). If a filing party relied upon the analysis of another person, that filing party must expressly adopt the analyses and conclusions of such other person. In this regard, it appears that the Offeror Group considered the findings by Rewards' board of directors and the Special Committee. To the extent that the Offeror Group relied on these persons' analyses and did not perform its own, the Offeror Group must specifically adopt the analyses and conclusions of these persons.

5.   We note your disclosure in the fifth bullet point on page 19 that the Offeror Group believes that the going concern value could be less than $13.75. Please revise your disclosure to provide sufficient support for this conclusion.

6.   Please advise why the Offeror Group considers it an element of procedural fairness that the Special Committee had access to projections and other information produced by its own management.

7.   Please advise how it is an element of procedural fairness that the Offeror Group has complied with federal securities laws regarding the minimum length of the offer period.

8.   Please advise how the Offeror Group determined that it was an element of procedural fairness that security holders who do not tender their securities in the offer will be subject to the short-form merger, as set forth in the second point from the bottom on page 20. Contrast this with the immediately preceding bullet point, which portrays the transaction as voluntary for an individual security holder, and revise accordingly.

9.   Please explain how the unaffiliated security holders' lack of exposure to the risks of the business following the transaction is an element of procedural or substantive fairness.

10.   You state that you did not consider liquidation value of Rewards, because Rewards is a viable going concern and you have no plans to liquidate Rewards. However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it. See Instruction 2 to Item 1014 of Regulation M-A. Furthermore, a liquidation appraisal appears to have been an integral part of your valuation process. Please revise your disclosure to address this factor.

11.   Please make the statement required by Item 1014(d) of Regulation M-A.

Effects of the Offer, page 23

12.   Please describe the effect of the going private transaction on each affiliate's interest in the net book value and net earnings of Rewards, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Summary of the Merger Agreement; Other Agreements, page 24

13.   We note your statement that the Merger Agreement and the summary thereof are not intended to modify or supplement any factual disclosures about Rewards or Parent (or their affiliates) in public reports filed with the Commission and are not intended to be, and should not be relied upon as, disclosures. The Merger Agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the Merger Agreement and summary do not constitute public disclosure.

Transactions and Arrangements Concerning the Shares, page 42

14.   You state that all executive officers and directors of Rewards intend, subject to compliance with applicable law, to tender all shares owned by them. Please state the reasons for the intended action. See Item 1012(d) of Regulation M-A.

Acceptance for Payment and Payment for Shares, page 49

15.   Please explain the reference to Rule 14e-1(e) appearing at the end of second full paragraph on page 50.

16.   We note your statement that you will return any unpurchased shares "as promptly as practicable" following the expiration or termination of the offer. Rule 14e-1(c) requires that you make payment, or return shares not purchased, "promptly" upon expiration or termination of the offer. Please revise.

17.   We note that the purchaser reserves the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 52

18.   You state that your determinations as to the validity of tenders will be final and binding on all parties. Similar language appears in the letter of transmittal, and in your offer to purchase with respect to withdrawal rights. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Rewards Selected Financial Information, page 58

19.   Please disclose the ratio of earnings to fixed charges, and book value per share, as required by Item 1010(c)(4) and (5) of Regulation M-A.

20.   You state that Parent and Purchaser cannot and do not take responsibility for the accuracy or completeness of the information contained in publicly available documents and records on file with the Commission and other public sources. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Source and Amount of Funds, page 59

21.   Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If none, so state.   See Item 1007(b) of Regulation M-A.

22.   Briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state. See Item 1007(d)(2) of Regulation M-A.

Schedule A, page A-1

23.   Please provide disclosure regarding the specific persons who control Chai Trust. See General Instruction C to Schedule TO.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (312) 407-8513
        Peter C. Krupp, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP